UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA				QUARTER: 02	YEAR: 2008
GRUPO TELEVISA, S.A.B.
BALANCE SHEETS
AS OF JUNE 30, 2008 AND 2007
(Thousands of Mexican Pesos)			CONSOLIDATED
					Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	102,327,454	100	80,259,742	100

s02	CURRENT ASSETS	51,687,129	51	42,738,021	53
s03	CASH AND SHORT-TERM INVESTMENTS	33,029,701	32	27,897,635	35
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	10,017,237	10	7,132,349	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,929,806	3	2,572,975	3
s06	INVENTORIES	4,710,125	5	3,946,786	5
s07	OTHER CURRENT ASSETS	1,000,260	1	1,188,276	1
s08	LONG-TERM ASSETS	4,549,057	4	6,354,565	8
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	2,626,204	3	2,189,817	3
s11	OTHER INVESTMENTS	1,922,853	2	4,164,748	5
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	28,850,705	28	21,670,531	27
s13	LAND AND BUILDINGS	15,497,961	15	14,574,310	18
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	34,074,340	33	23,275,078	29
s15	OTHER EQUIPMENT	4,842,125	5	3,635,897	5
s16	ACCUMULATED DEPRECIATION	26,814,200	26	21,100,757	26
s17	CONSTRUCTION IN PROGRESS	1,250,479	1	1,286,003	2
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,638,718	11	5,717,342	7
s19	OTHER ASSETS	5,601,845	5	3,779,283	5

s20	TOTAL LIABILITIES	60,226,090	100	45,275,240	100

s21	CURRENT LIABILITIES	9,997,627	17	7,244,479	16
s22	SUPPLIERS	5,355,608	9	3,655,833	8
s23	BANK LOANS	1,173,217	2	500,210	1
s24	STOCK MARKET LOANS	0	0	0	-
s103	OTHER LOANS WITH COST	97,711	0	94,136	0
s25	TAXES PAYABLE	600,002	1	493,357	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,771,089	5	2,500,943	6
s27	LONG-TERM LIABILITIES	30,943,720	51	23,608,423	52
s28	BANK LOANS	8,412,115	14	6,902,048	15
s29	STOCK MARKET LOANS	21,604,147	36	15,598,948	34
s30	OTHER LOANS WITH COST	927,458	2	1,107,427	2
s31	DEFERRED LIABILITIES	14,638,501	24	12,425,524	27
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	4,646,242	8	1,996,814	4

s33	STOCKHOLDERS' EQUITY	42,101,364	100	34,984,502	100

s34	MINORITY INTEREST	4,953,460	12	2,111,912	6
s35	MAJORITY INTEREST	37,147,904	88	32,872,590	94
s36	CONTRIBUTED CAPITAL	14,608,894	35	14,815,514	42
s79	CAPITAL STOCK	10,060,950	24	10,267,570	29
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	11	4,547,944	13
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	22,539,010	54	18,057,076	52
s42	RETAINED EARNINGS AND CAPITAL RESERVES	27,163,950	65	30,437,295	87
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	201,122	0	(5,749,738)	(16)
s80	SHARES REPURCHASED	(4,826,062)	(11)	(6,630,481)	(19)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS			CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	33,029,701	100	27,897,635	100
s46	CASH	30,287,031	92	1,142,786	4
s47	SHORT-TERM INVESTMENTS	2,742,670	8	26,754,849	96

s07	OTHER CURRENT ASSETS	1,000,260	100	1,188,276	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,000,260	100	1,188,276	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,638,718	100	5,717,342	100
s48	DEFERRED EXPENSES (NET)	4,508,202	39	3,430,455	60
s49	GOODWILL	7,130,516	61	2,286,887	40
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	5,601,845	100	3,779,283	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	5,601,845	100	3,779,283	100

s21	CURRENT LIABILITIES	9,997,627	100	7,244,479	100
s52	FOREIGN CURRENCY LIABILITIES	3,720,182	37	2,815,828	39
s53	MEXICAN PESOS LIABILITIES	6,277,445	63	4,428,651	61

s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,771,089	100	2,500,943	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	283,945	10	293,432	12
s89	ACCRUED INTEREST	350,651	13	308,159	12
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,795,350	65	1,589,171	64
s105	BENEFITS TO EMPLOYEES	341,143	12	310,181	12

s27	LONG-TERM LIABILITIES	30,943,720	100	23,608,423	100
s59	FOREIGN CURRENCY LIABILITIES	20,943,720	68	12,093,542	51
s60	MEXICAN PESOS LIABILITIES	10,000,000	32	11,514,881	49

s31	DEFERRED LIABILITIES	14,638,501	100	12,425,524	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	14,638,501	100	12,425,524	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	4,646,242	100	1,996,814	100
s66	DEFERRED TAXES	1,329,833	29	1,169,435	59
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	288,859	6	311,314	16
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,027,550	65	516,065	26

s79	CAPITAL STOCK	10,060,950	100	10,267,570	100
s37	CAPITAL STOCK (NOMINAL)	2,378,506	24	2,427,353	24
s38	RESTATEMENT OF CAPITAL STOCK	7,682,444	76	7,840,217	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	27,163,950	100	30,437,295	100
s93	LEGAL RESERVE	2,135,423	8	2,135,423	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	1,240,869	4
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	22,134,250	81	24,212,862	80
s45	NET INCOME FOR THE YEAR	2,894,277	11	2,848,141	9

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	201,122	100	(5,749,738)	100
s70	ACCUMULATED MONETARY RESULT	0	0	(35,186)	1
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	(2,519,133)	44
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,347,567)	(670)	(1,483,312)	26
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	(3,224,437)	56
s100	OTHER	1,548,689	770	1,512,330	(26)

BALANCE SHEETS
OTHER CONCEPTS			CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s72	WORKING CAPITAL	41,689,502	35,493,542
s73	PENSIONS AND SENIORITY PREMIUMS	1,580,535	1,859,878
s74	EXECUTIVES (*)	33	34
s75	EMPLOYEES (*)	21,516	17,248
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	329,633,134,896	332,299,911,216
s78	REPURCHASED SHARES (*)	18,329,877,735	22,809,168,915
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	1,107,054	271,533

(*) THESE CONCEPTS ARE STATED IN UNITS

STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30, 2008 AND 2007 CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	21,041,674	100	18,573,783	100
r02	COST OF SALES	11,373,084	54	9,640,132	52
r03	GROSS PROFIT	9,668,590	46	8,933,651	48
r04	GENERAL EXPENSES	3,275,704	16	2,915,238	16
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	6,392,886	30	6,018,413	32
r08	OTHER INCOME AND (EXPENSE), NET	(544,961)	(3)	(796,208)	(4)
r06	INTEGRAL RESULT OF FINANCING	(744,172)	(4)	(72,313)	(0)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(289,931)	(1)	(371,837)	(2)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	4,813,822	23	4,778,055	26
r10	INCOME TAXES	1,324,684	6	1,458,265	8
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,489,138	17	3,319,790	18
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	3,489,138	17	3,319,790	18
r19	NET INCOME OF MINORITY INTEREST	594,861	3	471,649	3
r20	NET INCOME OF MAJORITY INTEREST	2,894,277	14	2,848,141	15

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	21,041,674	100	18,573,783	100
r21	DOMESTIC	17,951,883	85	16,244,057	87
r22	FOREIGN	3,089,791	15	2,329,726	13
r23	TRANSLATED INTO DOLLARS (***)	299,506	1	209,055	1

r08	OTHER INCOME AND (EXPENSE), NET	(544,961)	100	(796,208)	100
r49	OTHER INCOME AND (EXPENSE), NET	(542,764)	100	(795,222)	100
r34	EMPLOYEES' PROFIT SHARING, CURRENT	2,197	(0)	986	(0)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	(744,172)	100	(72,313)	100
r24	INTEREST EXPENSE	1,153,827	(155)	931,053	(1,288)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	(13,034)	18
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	781,341	(105)	851,239	(1,177)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(371,686)	50	29,302	(41)
r28	RESULT FROM MONETARY POSITION	0	0	(8,767)	12

r10	INCOME TAXES	1,324,684	100	1,458,265	100
r32	INCOME TAX, CURRENT	1,684,518	127	1,846,308	127
r33	INCOME TAX, DEFERRED	(359,834)	(27)	(388,043)	(27)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

STATEMENTS OF INCOME
OTHER CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	22,676,776	19,996,897
r37	TAX RESULT FOR THE YEAR	6,575,157	3,779,390
r38	NET SALES (**)	44,029,417	39,443,010
r39	OPERATING INCOME (**)	14,855,369	13,886,177
r40	NET INCOME OF MAJORITY INTEREST (**)	8,128,599	7,897,361
r41	NET CONSOLIDATED INCOME (**)	9,187,738	8,878,122
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,956,076	1,483,323

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30, 2008 AND 2007 CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	11,503,556	100	10,118,296	100
rt02	COST OF SALES	5,772,014	50	4,964,515	49
rt03	GROSS PROFIT	5,731,542	50	5,153,781	51
rt04	GENERAL EXPENSES	1,723,175	15	1,567,550	15
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,008,367	35	3,586,231	35
rt08	OTHER INCOME AND (EXPENSE), NET	(520,036)	(5)	(81,702)	(1)
rt06	INTEGRAL RESULT OF FINANCING	(216,178)	(2)	(139,995)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(104,670)	(1)	(171,245)	(2)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,167,483	28	3,193,289	32
rt10	INCOME TAXES	848,468	7	874,993	9
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,319,015	20	2,318,296	23
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,319,015	20	2,318,296	23
rt19	NET INCOME OF MINORITY INTEREST	478,286	4	223,706	2
rt20	NET INCOME OF MAJORITY INTEREST	1,840,729	16	2,094,590	21

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	11,503,556	100	10,118,296	100
rt21	DOMESTIC	9,913,500	86	8,868,889	88
rt22	FOREIGN	1,590,056	14	1,249,407	12
rt23	TRANSLATED INTO DOLLARS (***)	158,640	1	114,788	1

rt08	OTHER INCOME AND (EXPENSE), NET	(520,036)	100	(81,702)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(518,024)	100	(80,874)	99
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	2,012	(0)	828	(1)
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

rt06	INTEGRAL RESULT OF FINANCING	(216,178)	100	(139,995)	100
rt24	INTEREST EXPENSE	504,660	(233)	467,764	(334)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	(899)	1
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	358,155	(166)	529,328	(378)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(69,673)	32	(265,654)	190
rt28	RESULT FROM MONETARY POSITION	0	0	64,994	(46)

rt10	INCOME TAXES	848,468	100	874,993	100
rt32	INCOME TAX, CURRENT	566,256	67	950,352	109
rt33	INCOME TAX, DEFERRED	282,212	33	(75,359)	(9)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	962,808	764,727

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO JUNE 30, 2008 AND 2007 CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c01	CONSOLIDATED NET INCOME	3,319,790
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	2,117,875
c03	RESOURCES FROM NET INCOME FOR THE YEAR	5,437,665
c04	RESOURCES PROVIDED OR USED IN OPERATION	(290,760)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING
	ACTIVITIES	5,146,905
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	3,484,593
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(7,034,464)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING
	ACTIVITIES	(3,549,871)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	9,895,541
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
	INVESTMENTS	11,492,575
c11	CASH AND SHORT-TERM INVESTMENTS AT THE
	BEGINNING OF PERIOD	16,405,060
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END
	OF PERIOD	27,897,635

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	2,117,875
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,483,323
c41	+ (-) OTHER ITEMS	634,552

c04	RESOURCES PROVIDED OR USED IN OPERATION	(290,760)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	6,976,342
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(104,656)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
	RECEIVABLE AND OTHER ASSETS	(1,148,668)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	75,370
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(6,089,148)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	3,484,593
c23	+ BANK FINANCING	0
c24	+ STOCK MARKET FINANCING	4,642,074
c25	+ DIVIDEND RECEIVED	0
c26	+ OTHER FINANCING	0
c27	(-) BANK FINANCING AMORTIZATION	(4,854)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(1,011,194)
c29	(-) OTHER FINANCING AMORTIZATION	(43,122)
c42	+ (-) OTHER ITEMS	(98,311)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(7,034,464)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0
c31	(-) DIVIDENDS PAID	(4,506,490)
c32	+ PREMIUM ON SALE OF SHARES	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0
c43	+ (-) OTHER ITEMS	(2,527,974)

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	9,895,541
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(865,824)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,460,756)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	0
c37	+ (-) SALE OF OTHER PERMANENT INVESTMENTS	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	320,463
c39	+ (-) OTHER ITEMS	11,901,658

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount
	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	4,813,822
e02	+ (-) ITEMS NOT REQUIRING CASH	(518)
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	2,699,771
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	349,048
e05	CASH FLOW BEFORE INCOME TAX	7,862,123
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(86,870)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	7,775,253

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(3,858,685)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	3,916,568

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	426,805
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	4,343,373
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(19,751)
e13	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,963,409
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	30,287,031

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	(518)
e15	+ ESTIMATES FOR THE PERIOD	123,820
e16	+ PROVISIONS FOR THE PERIOD	-
e17	+ (-) OTHER UNREALIZED ITEMS	(124,338)

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	2,699,771
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	1,956,076
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-
e20	+ IMPAIRMENT LOSS	427,095
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	289,931
e22	(-) DIVIDENDS RECEIVED	-
e23	(-) INTEREST INCOME	-
e24	(-) + OTHER ITEMS	26,669

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	349,048
e25	+ ACCRUED INTEREST	1,153,827
e26	+ (-) OTHER ITEMS	(804,779)

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(86,870)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	7,186,658
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(633,498)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(1,595,368)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	673,734
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(5,615,972)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(102,424)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(3,858,685)
e33	- PERMANENT INVESTMENT IN SHARES	(878,679)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(1,835,968)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	60,250
e37	- INVESTMENT IN INTANGIBLE ASSETS	(1,204,288)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-
e39	- OTHER PERMANENT INVESTMENTS	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-
e41	+ DIVIDEND RECEIVED	-
e42	+ INTEREST RECEIVED	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	-
e44	+ (-) OTHER ITEMS	-

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	426,805
e45	+ BANK FINANCING	-
e46	+ STOCK MARKET FINANCING	5,252,135
e47	+ OTHER FINANCING	-
e48	(-) BANK FINANCING AMORTIZATION	(481,923)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-
e50	(-) OTHER FINANCING AMORTIZATION	(47,451)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-
e52	(-) DIVIDENDS PAID	(2,229,973)
e53	+ PREMIUM ON ISSUANCE OF SHARES	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-
e55	- INTEREST EXPENSE	(1,120,917)
e56	- REPURCHASE OF SHARES	(613,037)
e57	+ (-) OTHER ITEMS	(332,029)

*	IN CASE THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT, IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	16.58%		17.87%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	21.82%		25.38%
p03	NET INCOME TO TOTAL ASSETS (**)	8.98%		11.06%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	44.07%		17.57%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		(0.26)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.43	times	0.49	times
p07	NET SALES TO FIXED ASSETS (**)	1.53	times	1.82	times
p08	INVENTORIES TURNOVER (**)	4.79	times	4.80	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	75	days	60	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.40%		7.54%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	58.86%		56.41%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.43	times	1.29	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	40.95%		32.93%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	107.25%		108.94%
p15	OPERATING INCOME TO INTEREST PAID	5.54	times	6.46	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.73	times	0.87	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.17	times	5.90	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	4.70	times	5.35	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.86	times	0.94	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	330.38%		385.09%

(**) FOR THESE RATIOS, FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
D		Amount	Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0		$0

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0		$0

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.03		$0.02

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0		$0

d08	CARRYING VALUE PER SHARE	$0.11		$0.10

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.01		$0.01

d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares

d11	MARKET PRICE TO CARRYING VALUE	3.71	times	5.14	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	16.95	times	21.64	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

E13: "CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD". THIS LINE INCLUDES $483,868, OF CASH OF CABLEMÁS, S.A. DE C.V., A SUBSIDIARY THAT IS CONSOLIDATED BY THE COMPANY BEGINNING JUNE 1, 2008.

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing

							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	112,043,332,365	0	112,043,332,365	0	821,510	0
B	0.00000	0	52,032,371,929	0	52,032,371,929	0	384,584	0
D	0.00000	0	82,778,715,301	0	82,778,715,301	0	586,206	0
L	0.00000	0	82,778,715,301	0	0	82,778,715,301	586,206	0
TOTAL			329,633,134,896	0	246,854,419,595	82,778,715,301	2,378,506	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							329,633,134,896

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE
TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	GILBERTO PEREZALONSO CIFUENTES

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO H. ZAMBRANO TREVIÑO

POSITION:	DIRECTOR
NAME:	PEDRO ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	FRANCISCO JOSÉ CHEVEZ ROBELO

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JUAN PABLO ANDRADE FRICH

POSITION:	ALTERNATE DIRECTOR
NAME:	LUCRECIA ARAMBURUZABALA LARREGUI

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAUL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES SUBSIDIARIES
CONSOLIDATED
Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	109,383,505	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	17,816,698	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	90.25
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	836,701,334	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	2,072,110	100.00
6	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,162,811,261	91.18
7	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	272,600,905	100.00
8	GT HOLDING, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	53	98.15
9	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	98.00
10	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	5,202,931	100.00
11	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
12	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
13	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	154,322,879	100.00
14	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	96.76
15	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,895,235	100.00
16	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	38,777,677	100.00
17	TELEVISA PAY-TV VENTURE, INC.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,000	100.00
18	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

ANALYSIS OF INVESTMENTS IN SHARES ASSOCIATES
CONSOLIDATED
Final Printing

					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	52,619
2	PRODUCTORA Y COMERC. DE TV, S.A. DE C.V.	TV CABLE TRANSMISSION	49	33.70	3,912,046	72,616
3	CENTROS DE CONOCIMIENTO
	TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	26,897
4	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	15	25.00	325,270	205,249
5	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	49.00	4,384	822
6	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	13,937
7	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	984
8	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES LA SEXTA, S.A.	TELEVISION PROGRAMMING	9,589,605	40.00	2,855,525	1,392,249
9	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	40.84	99,758	5,099
10	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN	14,100,000	40.00	1,062,811	468,732
		MEXICO
11	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(14,816)
12	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMISSION	4,343,399	50.00	1,028,822	394,467
13	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	7,349
	TOTAL INVESTMENT IN ASSOCIATES				9,513,348	2,626,204

	OTHER PERMANENT INVESTMENTS					1,922,853

	TOTAL				9,513,348	4,549,057

CREDITS BREAK DOWN (Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
BANAMEX, S.A.	NA	10/22/2004	4/23/2012	10.35			500,000	500,000	1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	8.98						1,400,000
BANAMEX, S.A.	NA	5/17/2004	5/21/2009	9.70		1,162,460
ARRENDADORA BANORTE, S.A.	NA	9/1/2006	8/1/2008	9.80	51
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	3.31
BANK OF AMERICA	YES	3/31/2000	3/31/2010	4.03
LEASING DE COLOMBIA	YES	6/28/2004	6/28/2009	13.79
LEASING BANCOLOMBIA, S.A.	YES	8/18/2007	12/10/2010	14.64
BANCO SANTANDER	YES	12/15/2007	12/15/2022	20.10
JP MORGAN CHASE BANK, NA.	YES	12/1/2007	12/19/2012	3.31
GE CAPITAL LEASING	YES	5/1/2007	4/10/2010	3.96

OTHER
TOTAL BANKS					51	1,162,460	500,000	500,000	1,000,000	3,500,000
STOCK MARKET
LISTED STOCK	EXCHANGE
UNSECURED
SECURED
PRIVATE	PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41
HOLDERS	YES	3/11/2002	3/11/2032	8.94
HOLDERS	YES	3/18/2005	3/18/2025	6.97
HOLDERS	YES	9/19/2003	9/19/2013	9.86
HOLDERS	YES	5/6/2008	5/15/2018	6.00
HOLDERS	YES	11/15/2005	11/15/2015	9.38
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000
SUPPLIERS
VARIOUS	NA	6/21/2008	6/21/2009			2,661,526
VARIOUS	YES	6/21/2008	6/21/2009
TOTAL SUPPLIERS					0	2,661,526	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	YES	9/8/2000	9/8/2015	11.50
TOTAL OTHER LOANS WITH COST					0	0	0	0	0	0

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA					1,929,592
VARIOUS	YES
TOTAL CURRENT LIABILITIES WITHOUT COST					0	1,929,592	0	0	0	0

TOTAL					51	5,753,578	500,000	500,000	1,000,000	8,000,000

	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	TIME INTERVAL
CREDIT TYPE / INSTITUTION	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.
BANAMEX, S.A.
SANTANDER SERFIN
BANAMEX, S.A.
ARRENDADORA BANORTE, S.A.
JP MORGAN CHASE BANK, NA.						2,321,168
BANK OF AMERICA	258	258	26,297
LEASING DE COLOMBIA	44	234
LEASING BANCOLOMBIA, S.A.	1,373	1,478	3,298	4,709
BANCO SANTANDER	659	675	1,402	1,475	1,550	31,996
JP MORGAN CHASE BANK, NA.						515,140
GE CAPITAL LEASING	2,863	2,864	5,080

OTHER
TOTAL BANKS	5,197	5,509	36,077	6,184	1,550	2,868,304
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS
HOLDERS					742,268
HOLDERS						3,094,890
HOLDERS						6,189,780
HOLDERS						116,069
HOLDERS						5,158,150
HOLDERS						1,802,990
SECURED
TOTAL STOCK MARKET	0	0	0	0	742,268	16,361,879
SUPPLIERS
VARIOUS
VARIOUS		2,694,082
TOTAL SUPPLIERS	0	2,694,082	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	47,458	50,253	109,559	122,844	137,741	557,314
TOTAL OTHER LOANS WITH COST	47,458	50,253	109,559	122,844	137,741	557,314

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS
VARIOUS		841,497
TOTAL CURRENT LIABILITIES WITHOUT COST	0	841,497	0	0	0	0

TOTAL	52,655	3,591,341	145,636	129,028	881,559	19,787,497

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
WERE AS FOLLOWS:

$ 10.3163 PESOS PER U.S. DOLLAR
0.0061 PESOS PER COLOMBIAN PESO
0.0209 PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND
MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.76,186 AND PS.523,816, RESPECTIVELY,
FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION (Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,493,811	25,726,902	192,595	1,986,868	27,713,770

LIABILITIES POSITION	2,528,903	26,088,922	75,629	780,211	26,869,133

SHORT-TERM LIABILITIES POSITION	289,831	2,989,984	70,781	730,198	3,720,182

LONG-TERM LIABILITIES POSITION	2,239,072	23,098,938	4,848	50,013	23,148,951

NET BALANCE	(35,092)	(362,020)	116,966	1,206,657	844,637

NOTES
MONETARY ASSETS INCLUDE U.S.$84,976 THOUSAND DOLLARS OF LONG-TERM TEMPORARY INVESTMENTS.

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :
PS. 10.3163	PESOS PER U.S. DOLLAR
16.2436	PESOS PER EURO
3.4171	PESOS PER ARGENTINEAN PESO
0.5297	PESOS PER URUGUAYAN PESO
10.3163	PESOS PER PANAMANIAN BALBOA
0.0209	PESOS PER CHILEAN PESO
0.0061	PESOS PER COLOMBIAN PESO
3.5426	PESOS PER PERUVIAN NUEVO SOL
8.8000	PESOS PER SWISS FRANC
4.7982	PESOS PER VENEZUELAN BOLIVAR
6.4350	PESOS PER BRAZILIAN REAL

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.23,148,951 IS REPORTED AS FOLLOWS:

REF. S27 LONG-TERM LIABILITIES	PS. 20,943,720
REF. S69 OTHER LONG-TERM LIABILITIES	PS. 2,205,231

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENT OF THE  U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF JUNE 30, 2008), THE U.S.$500 MILLION SENIOR NOTES, THE U.S.$600 MILLION SENIOR NOTES, THE U.S.$300 MILLION SENIOR NOTES AND THE PS. 4,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B., WITH MATURITY IN  2011, 2018, 2025, 2032 AND 2037, RESPECTIVELY, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$175 MILLION SENIOR NOTES, ISSUED BY CABLEMÁS, S.A. DE C.V., ("CABLEMÁS"), WITH MATURITY IN 2015, CONTAINS CERTAIN COVENANTS THAT LIMIT  THE ABILITY OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  RESTRICTED PAYMENTS, DIVIDENDS, INVESTMENTS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT JUNE 30, 2008, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATION FACILITIES	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM	0	0

NOTES

MAIN RAW MATERIALS
CONSOLIDATED
Final Printing
	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION
				(%)

PROGRAMS AND FILMS	ARTIFICE
	PRODUCCIONES,
	S.A.
	DE
	C.V.	DOMESTIC		0.06
	CHURUBUSCO,
	S.A. DE
	C.V.	DOMESTIC		0.18
	CINEMATO
	GRAFICA,
	RODRIGUEZ,
	S.A. DE
	C.V.	DOMESTIC		0.65
	DIANA
	INTERNACIONAL
	FILMS,
	S.A. DE
	C.V.	DOMESTIC		0.04
	DIRSOL
	S.A. DE
	C.V.	DOMESTIC		0.16
	DISTRIBUIDORA -
	ROMARI,
	S.A. DE
	C.V.	DOMESTIC		1.83
	GUSSI, S.A.
	DE C.V.	DOMESTIC		1.46
	GUSTAVO
	ALATRISTE
	RODRIGUEZ	DOMESTIC		0.08
	NUVISION, S.A.	DOMESTIC		1.38
	PELICULAS
	RODRIGUEZ,
	S.A.	DOMESTIC		1.02
	PELICULAS
	Y VIDEOS
	INTERNACIO-
	NALES	DOMESTIC		0.14
	PRODUCCIONES
	AGUILA,
	S.A. DE
	C.V.	DOMESTIC		0.16
	PROTELE,
	S.A. DE
	C.V.	DOMESTIC		3.60
	SECINE,
	S.A. DE
	C.V.	DOMESTIC		1.00
	UNICORNIO
	FILMS,
	S.A. DE
	C.V.	DOMESTIC		0.06
	OTHER			1.23
	ALFRED
	HABER
	DISTRIBUTION,
	INC.	FOREIGN	NO	0.62
	ALLIANCE ATLAN-
	TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO	1.80
	APOLLOPROMOVIE
	GMBH & CO	FOREIGN	NO	0.36
	APOLLOPROSCREEN
	GMBH & CO	FOREIGN	NO	0.26
	BUENAVISTA
	INTERNATIONAL,
	INC.	FOREIGN	NO	0.34
	CBS
	STUDIOS, INC.	FOREIGN	NO	2.02
	DREAMWORKS
	LLC.	FOREIGN	NO	0.58
	HALLMARK ENTER-
	TAINMENT	FOREIGN	NO	0.47
	INDEPENDENT
	INTERNATIONAL
	T.V. INC.	FOREIGN	NO	2.34
	LUCAS
	FILM, LTD.	FOREIGN	NO	0.29
	METRO GOLDWYN
	MAYER INTERNATI-
	ONAL	FOREIGN	NO	1.93
	MTV NETWORKS
	A DIVISION OF
	VIACON, INT.	FOREIGN	NO	1.55
	MULTIFILMS
	BV	FOREIGN	NO	0.78
	SONY PICTURES
	TELEVISION
	INTERNATIONAL	FOREIGN	NO	12.96
	TELEMUNDO
	INTERNATIO-
	NAL, LLC.	FOREIGN	NO	6.86
	TOEI
	ANIMATION
	CO., LTD	FOREIGN	NO	0.42
	TWENTIETH
	CENTURY
	FOX
	INTERNATIONAL	FOREIGN	NO	4.24
	UNIVERSAL
	STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO	22.11
	WARNER BROS.
	INTERNATIONAL
	TELEVISION	FOREIGN	NO	20.50
	OTHER			5.71
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
	CONDUCTORES,
	S.A. DE C.V.	DOMESTIC		3.29

HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO	0.01
SWITCH	CABLENETWORK
	MEXICO	FOREIGN	NO	0.01
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES	0.02
DECODER	MOTOROLA, INC.	FOREIGN	NO	47.90
COUCHE PAPER	BULKLEY DUNTON	DOMESTIC		2.19
	MAG PAPER	DOMESTIC		0.09
	SUMINISTROS
	BROM, S.A.	DOMESTIC		0.37
	TORRAS PAPEL,
	S.A.	DOMESTIC		0.11
	PAPELES
	PLANOS, S.A.	DOMESTIC		0.32
	STORAM ENSON	FOREIGN	NO	8.75
	BULKLEY DUNTON	FOREIGN	NO	16.87
	M REAL	FOREIGN	YES	10.07
	MYLLIKOSKI
	PAPEL	FOREIGN	YES	3.50
	UPM	FOREIGN	NO	8.71
	BURGOS	FOREIGN	YES	2.65
PAPER AND IMPRESSION	PRODUCTORA CO-
	MERCIALIZADORA Y
	EDITORES DE LI-
	BROS, S.A. DE C.V.	DOMESTIC		6.48
	COMPAÑÍA
	EXCEL
	SERVI GRAFICA,
	S.A. DE
	C.V.	DOMESTIC		0.12
	OFFSET
	MULTICOLOR
	S.A.	DOMESTIC		10.96
	IMPRESOS MOINO	DOMESTIC		0.93
	LITOGRAFIA
	MAGNO GRAF,
	S.A. DE
	C.V.	DOMESTIC		0.48
	PROCESOS IND
	DE PAPEL, S.A.	DOMESTIC		0.47
	BARNICES PARA
	EDICIONES DE
	LIBROS, S.A.	DOMESTIC		1.06
	SERVICIOS PRO-
	FESIONALES
	DE IMPRESIÓN,
	S.A. DE C.V.	DOMESTIC		2.10
	METROCOLOR
	DE MEXICO, S.A.	DOMESTIC		0.51
	REPRODU-
	CCIONES
	FOTOME
	CANICAS, S.A.	DOMESTIC		6.04
	GRÁFICA LA
	PRENSA, S.A.	DOMESTIC		0.14
	IMPRESORA
	Y EDITORA
	INFAGON,
	S.A.	DOMESTIC		0.25
	QUEBECOR
	WORLD
	MEXICO	DOMESTIC		0.73
	FORMADORES
	Y EDITORES
	DE LIBROS	DOMESTIC		1.06
	PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES	0.30
	EDITORA
	GEMINIS	FOREIGN	YES	0.11
	EDITORES, S.A.	FOREIGN	YES	0.53
	EDITORIAL
	LA PATRIA,
	S.A.	FOREIGN	YES	1.27
	PRINTER COLOM-
	BINA, S.A.	FOREIGN	YES	1.07
	QUEBECOR	FOREIGN	YES	5.62
	RR DONNELLEY	FOREIGN	YES	0.92
	GRUPO
	OP
	GRAFICAS,
	S.A.	FOREIGN	YES	2.49
	ST.
	IVES	FOREIGN	NO	2.08
	COLOMBO
	ANDINA DE
	IMPRESOS	FOREIGN	YES	0.21

NOTES

SALES DISTRIBUTION BY PRODUCT SALES
CONSOLIDATED
Final Printing

	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(533,374)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	1	8,830,940			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					PEGASO, PCS, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		70,355			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		591,940			T.V. CABLE, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELE CABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
					CABLE Y COMUNICACIÓN DE MERIDA, S.A. DE C.V.
					CABLE NET INTERNATIONAL, S.A. DE C.V.
					TELECABLE DE CHIHUAHUA, S.A. DE C.V.
ADVERTISED TIME SOLD		121,763			EL PALACIO DE HIERRO, S.A. DE C.V.
					TOYOTA MOTORS SALE DE MEXICO, S. DE R.L. DE C.V.
					PEGASO, PCS, S.A. DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					CASA CUERVO, S.A. DE C.V.
					STARCOM WORDWIDE, S.A. DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					GOODYEAR SERVICIOS COMERCIALES, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	23,675	373,215		TV Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				TU MAGAZINE
				SOLO PARA TI SANBORNS MAGAZINE
				SOY AGUILA MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		387,968			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					BIMBO, S.A. DE C.V.
					BAYER DE MEXICO, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					SANBORN HERMANOS, S.A.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		5,124			VARIOUS
PUBLISHING DISTRIBUTION:	6,323	92,243		MAGAZINE:	GENERAL PUBLIC (AUDIENCE)
				"MAESTRA DE PREESCOLAR"	DEALERS
				"EL SOLITARIO"	COMMERCIAL CENTERS (MALLS)
				"SUPER LIBRO DE COLOREAR"
				"MEXICO DESCONOCIDO"
				"ENTREPRENEUR"
				"HOLA MEXICO"
SKY:
DTH BROADCAST SATELLITE		4,182,424		SKY	SUBSCRIBERS
PAY PER VIEW		82,478
CHANNEL COMMERCIALIZATION		43,674			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					MICROSOFT MEXICO, S. DE R.L. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		1,240,403		CABLEVISION Y CABLEMAS	SUBSCRIBERS
INTERNET SERVICES		250,381
SERVICE INSTALLATION		9,549
PAY PER VIEW		16,199			STARCOM WORDWIDE, S.A. DE C.V.
CHANNEL COMMERCIALIZATION		33,498			COMBE DE MEXICO, S. DE R.L. DE C.V.
TELEPHONY		47,020			TELEFONOS DE MEXICO, S.A.B. DE C.V.
TELECOMMUNICATIONS		612,408
OTHER		16,202
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		351,851			CINEPOLIS DEL PAÍS, S.A. DE C.V.
					CINEMAS DE LA REPUBLICA, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		225,726		AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		149,710		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					OPERADORA UNEFON, S.A. DE C.V.
GAMING		554,896		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		195,290			PEGASO, PCS, S.A. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					COOPERATIVA LA CRUZ AZUL, S.C.L.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(6,194)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		222,381			INITIATIVE MEDIA, INC.
					PDH/LS. USA
					MINDSHARE
					MEDIAEDGE, CIA.
					HORIZON MEDIA
					OMD/TBWA
OTHER INCOME		49,740			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		233,013			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA
					ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		31,568			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,149,536		TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	TURNER BROADCASTING SYSTEM, INC.
PUBLISHING:
MAGAZINE CIRCULATION	29,535	453,897		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		434,447			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					POWER MEDIS GROUP
PUBLISHING DISTRIBUTION:	8,836	141,653		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				T-REX MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
SKY:
DTH BROADCAST SATELLITE		144,546		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		235,204			SUBSCRIBERS

TOTAL		21,041,674

SALES DISTRIBUTION BY PRODUCT FOREIGN SALES
CONSOLIDATED
Final Printing

	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		45,447	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					MINDSHARE
OTHER INCOME		49,740	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		178,377	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,149,536	UNITED STATES OF AMERICA	TELEVISA	TVSBT CANAL 4 DE SAO PAULO , S.A.
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	TURNER BROADCASTING SYSTEM, INC.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		176,934	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					MINDSHARE
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		54,636	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		31,568			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	29,535	453,897	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		434,447			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					POWER MEDIA GROUP
PUBLISHING DISTRIBUTION:	8,836	141,653	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	HOLA MAGAZINE
				VEA MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				T-REX MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
SKY:
DTH BROADCAST SATELLITE		144,546	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		235,204	UNITED STATES OF AMERICA		SUBSCRIBERS
INTERSEGMENT ELIMINATIONS		(6,194)
TOTAL	38,371	3,089,791

PROJECTS INFORMATION (PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)
CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT JUNE 30,
2008, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

DIGITALIZATION OF THE CABLE
TELEVISION NETWORK	U.S.$	76.8	U.S.$	36.0	47%

CONSTRUCTION IN PROGRESS		23.5		23.1	98%

GAMING BUSINESS PROJECTS		7.7		3.7	48%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	Ps.	767.1	Ps.	492.2	64%

INFORMATION TECHNOLOGY PROJECTS		27.0		15.8	58%

FOREIGN CURRENCY TRANSLATION (INFORMATION RELATED TO BULLETIN B-15)
CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED
AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE
RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO
MEXICAN FRS, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH
FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE
SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE
OTHER COMPREHENSIVE INCOME OR LOSS. ASSETS AND LIABILITIES OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL
TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN FRS AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE
EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE
RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

GRUPO TELEVISA, S.A.B.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., JULY 17, 2008—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”) TODAY ANNOUNCED RESULTS FOR SECOND QUARTER 2008. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

WE RECOGNIZED THE EFFECTS OF INFLATION IN OUR FINANCIAL INFORMATION THROUGH DECEMBER 31, 2007. BEGINNING JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN FRS, WE NO LONGER RECOGNIZE SUCH EFFECTS IN OUR FINANCIAL REPORTING. ACCORDINGLY, WE ARE PRESENTING OUR RESULTS FOR SECOND QUARTER 2008 IN MILLIONS OF NOMINAL MEXICAN PESOS. ALSO, AS REQUIRED BY MEXICAN FRS, WE ARE PRESENTING OUR SECOND QUARTER 2007 RESULTS IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2007.

WE ALSO PRESENT OUR SECOND QUARTER 2007 RESULTS IN NOMINAL TERMS TO PROVIDE ADDITIONAL COMPARISON WITH OUR SECOND QUARTER 2008 RESULTS. RESULTS ARE EXPLAINED COMPARING NOMINAL SECOND QUARTER FIGURES FOR EACH YEAR, AS FOLLOWS:

NET SALES	Ps. $9,802.2
OPERATING INCOME	3,460.4
OTHER EXPENSE, NET	79.3
INTEGRAL RESULT OF FINANCING, NET	135.7
EQUITY IN LOSSES OF AFFILIATES, NET	166.1
INCOME TAXES	848.9
CONSOLIDATED NET INCOME	2,230.4
MINORITY INTEREST NET INCOME	217.0
MAJORITY INTEREST NET INCOME	2,013.4

NET SALES

CONSOLIDATED NET SALES INCREASED 17.4% TO PS.11,503.6 MILLION IN SECOND QUARTER 2008 COMPARED WITH PS.9,802.2 MILLION IN SECOND QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR CABLE AND TELECOM, TELEVISION BROADCASTING, SKY, PUBLISHING, OTHER BUSINESSES, AND PAY TELEVISION NETWORKS SEGMENTS.

OPERATING INCOME

CONSOLIDATED OPERATING INCOME INCREASED 15.8% TO PS.4,008.4 MILLION IN SECOND QUARTER 2008 COMPARED WITH PS.3,460.4 MILLION IN SECOND QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES, OPERATING EXPENSES, AND DEPRECIATION AND AMORTIZATION.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.962.8 MILLION AND PS.741.9 MILLION IN SECOND QUARTER OF 2008 AND 2007, RESPECTIVELY.

MAJORITY INTEREST NET INCOME

MAJORITY INTEREST NET INCOME DECREASED 8.6% TO PS.1,840.7 MILLION IN SECOND QUARTER 2008 COMPARED WITH PS.2,013.4 MILLION IN SECOND QUARTER 2007. THE NET DECREASE OF PS.172.7 MILLION REFLECTED I) A PS.440.8 MILLION INCREASE IN OTHER EXPENSE, NET; II) A PS.80.5 MILLION INCREASE IN INTEGRAL COST OF FINANCING; AND III) A PS.261.3 MILLION INCREASE IN MINORITY INTEREST NET INCOME. THESE UNFAVORABLE CHANGES WERE PARTIALLY OFFSET BY A PS.548 MILLION INCREASE IN OPERATING INCOME; A PS.61.5 MILLION DECREASE IN EQUITY IN LOSSES OF AFFILIATES, NET; AND A PS.0.4 MILLION DECREASE IN INCOME TAXES.

SECOND-QUARTER RESULTS BY BUSINESS SEGMENT IN NOMINAL TERMS

THE FOLLOWING INFORMATION PRESENTS SECOND-QUARTER RESULTS ENDED JUNE 30, 2008 AND 2007, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE SECOND-QUARTER 2007 AND 2008 ARE PRESENTED IN MILLIONS OF NOMINAL MEXICAN PESOS.

TELEVISION BROADCASTING

SECOND-QUARTER SALES INCREASED 7.5% TO PS.5,290.9 MILLION COMPARED WITH PS.4,921.2 MILLION IN SECOND QUARTER 2007. THIS INCREASE WAS DRIVEN BY STRONG RATINGS AND BY THE FAVORABLE COMPARISON RESULTING FROM THE FACT THAT THIS YEAR THE EASTER HOLIDAY FELL IN THE FIRST QUARTER RATHER THAN THE SECOND QUARTER.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 10% TO PS.2,707.1 MILLION COMPARED WITH PS.2,460.2 MILLION IN SECOND QUARTER 2007, AND THE MARGIN INCREASED TO 51.2%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

SECOND-QUARTER SALES INCREASED 17.8% TO PS.514.7 MILLION COMPARED WITH PS.437.1 MILLION IN SECOND QUARTER 2007. THIS INCREASE REFLECTS HIGHER REVENUES DUE TO INCREASES IN PRICES AND THE NUMBER OF SUBSCRIBERS IN MEXICO, LATIN AMERICA, AND SPAIN; AND HIGHER ADVERTISING SALES.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 25.3% TO PS.329.9 MILLION COMPARED WITH PS.263.2 MILLION IN SECOND QUARTER 2007, AND THE MARGIN INCREASED TO 64.1%. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PROGRAMMING EXPORTS

SECOND-QUARTER SALES DECREASED 1.7% TO PS.571.2 MILLION COMPARED WITH PS.581.1 MILLION IN SECOND QUARTER 2007. THIS DECLINE WAS DRIVEN PRIMARILY BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.25.4 MILLION. THIS WAS PARTIALLY OFFSET BY A 5.2% INCREASE IN ROYALTIES FROM UNIVISION, WHICH AMOUNTED TO US$39.5 MILLION FOR THE QUARTER.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED 6.3% TO PS.265 MILLION COMPARED WITH PS.282.8 MILLION IN SECOND QUARTER 2007, AND THE MARGIN WAS 46.4%. THESE RESULTS WERE DRIVEN BY LOWER SALES THAT WERE PARTIALLY OFFSET BY LOWER OPERATING EXPENSES.

PUBLISHING

SECOND-QUARTER SALES INCREASED 16.7% TO PS.927.3 MILLION COMPARED WITH PS.794.6 MILLION IN SECOND QUARTER 2007. THIS REFLECTS I) AN INCREASE IN ADVERTISING AND MAGAZINE CIRCULATION SALES ABROAD DRIVEN MAINLY BY THE ACQUISITION OF EDITORIAL ATLÁNTIDA; AND II) HIGHER ADVERTISING SALES IN MEXICO. THIS WAS PARTIALLY OFFSET BY A DECREASE IN CIRCULATION SALES IN MEXICO AND BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED-SALES THAT AMOUNTED TO PS.13 MILLION.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 12.5% TO PS.173.7 MILLION, COMPARED WITH PS.154.4 MILLION IN SECOND QUARTER 2007; THE MARGIN WAS 18.7%. THESE RESULTS WERE DRIVEN BY HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

SECOND-QUARTER SALES DECREASED 5.1% TO PS.122.1 MILLION COMPARED WITH PS.128.6 MILLION IN SECOND QUARTER 2007. THIS DECREASE REFLECTS LOWER CIRCULATION IN MEXICO AND ABROAD OF MAGAZINES PUBLISHED BY THE COMPANY, WHICH WAS PARTIALLY OFFSET BY HIGHER CIRCULATION IN MEXICO AND ABROAD OF MAGAZINES PUBLISHED BY THIRD PARTIES.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED 71.6% TO PS.4.6 MILLION COMPARED WITH PS.16.2 MILLION IN SECOND QUARTER 2007, AND THE MARGIN WAS 3.8%. THESE RESULTS REFLECT A DECREASE IN SALES AND AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

SKY

SECOND-QUARTER SALES INCREASED 11.8% TO PS.2,272.5 MILLION COMPARED WITH PS.2,032 MILLION IN SECOND QUARTER 2007. THIS RESULT REFLECTS AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO, CENTRAL AMERICA, AND THE DOMINICAN REPUBLIC. AS OF JUNE 30, 2008, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,694,330 (INCLUDING 119,698 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,490,298 (INCLUDING 104,409 COMMERCIAL SUBSCRIBERS) AS OF JUNE 30, 2007. SKY CLOSED THE QUARTER WITH 71 THOUSAND SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC. THE COMPANY EXPECTS TO BEGIN OPERATIONS IN PANAMA IN THE SECOND HALF OF 2008.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 13.9% TO PS.1,130.6 MILLION COMPARED WITH PS.992.7 MILLION IN SECOND QUARTER 2007, AND THE MARGIN INCREASED TO 49.8%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

CABLE AND TELECOM

SECOND-QUARTER SALES INCREASED 140.3% TO PS.1,408 MILLION COMPARED WITH PS.585.9 MILLION IN SECOND QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO I) A 20.1% INCREASE IN SALES OF CABLEVISIÓN, WHICH AMOUNTED TO PS.703.7, DRIVEN MAINLY BY AN INCREASE IN REVENUE GENERATING UNITS (RGUS); II) THE CONSOLIDATION OF BESTEL, WHICH GENERATED SALES OF PS.450.5 MILLION; AND III) THE CONSOLIDATION OF CABLEMÁS STARTING JUNE 1, 2008, WHICH GENERATED SALES OF PS.253.8 MILLION.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 98.6% TO PS.450 MILLION COMPARED WITH PS.226.6 MILLION IN SECOND QUARTER 2007, AND THE MARGIN WAS 32%. THESE RESULTS REFLECTED HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COSTS AND EXPENSES RELATED TO BESTEL AND CABLEMÁS. CABLEVISIÓN, BESTEL, AND CABLEMÁS GENERATED OPERATING SEGMENT INCOME OF PS.301, PS.56.6, AND PS.92.4 MILLION, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, INTERNET AND TELEPHONY AS OF JUNE 30, 2008, AMOUNTED TO 568,479, 173,049 AND 22,877, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, INTERNET AND TELEPHONY AS OF JUNE 30, 2008, AMOUNTED TO 805,390, 224,799 AND 67,012, RESPECTIVELY.

OTHER BUSINESSES

SECOND-QUARTER SALES INCREASED 16% TO PS.688.2 MILLION COMPARED WITH PS.593.1 MILLION IN SECOND QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR GAMING, RADIO, AND INTERNET BUSINESSES, WHICH WERE PARTIALLY OFFSET BY A DECREASE IN SALES IN OUR SOCCER AND FEATURE-FILM DISTRIBUTION BUSINESSES.

SECOND-QUARTER OPERATING SEGMENT LOSS DECREASED TO PS.6.3 MILLION COMPARED WITH A LOSS OF PS.98.4 MILLION IN SECOND QUARTER 2007, REFLECTING HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE SECOND QUARTER 2008 AND 2007 AMOUNTED TO PS.291.3 MILLION AND PS.271.4 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN SECOND QUARTER 2008 AND 2007 AMOUNTED TO PS.26.5 MILLION AND PS.33.4 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES AND IS RECOGNIZED OVER THE VESTING PERIOD IN MAJORITY STOCKHOLDERS’ EQUITY.

NON-OPERATING RESULTS IN NOMINAL TERMS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.440.8 MILLION TO PS.520.1 MILLION IN SECOND QUARTER 2008, COMPARED WITH PS.79.3 MILLION IN SECOND QUARTER 2007. THIS INCREASE REFLECTED PRIMARILY AN IMPAIRMENT ADJUSTMENT TO REDUCE THE CARRYING VALUE OF GOODWILL RELATED TO THE OPERATIONS OF OUR US TELEVISION STATION IN SAN DIEGO, CALIFORNIA.

OTHER EXPENSE, NET, IN SECOND QUARTER 2008, PRIMARILY INCLUDED THE IMPAIRMENT ADJUSTMENT REFERRED TO ABOVE, AS WELL AS PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION AND OTHER MATTERS, AND DONATIONS.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING INCREASED BY PS.80.5 MILLION, OR 59.3% TO PS.216.2 MILLION IN SECOND QUARTER 2008 FROM PS.135.7 MILLION IN SECOND QUARTER 2007. THIS INCREASE REFLECTED PRIMARILY I) A PS.49.9 MILLION INCREASE IN INTEREST EXPENSE, DUE MAINLY TO A HIGHER AVERAGE AMOUNT OF OUTSTANDING DEBT; II) A PS.155.5 MILLION DECREASE IN INTEREST INCOME EXPLAINED BY A REDUCTION OF INTEREST RATES APPLICABLE TO FOREIGN CURRENCY TEMPORARY INVESTMENTS; AND III) THE ABSENCE OF A PS.63.1 MILLION GAIN FROM MONETARY POSITION RECOGNIZED IN SECOND QUARTER 2007, AS WE CEASED RECOGNIZING THE EFFECTS OF INFLATION BEGINNING ON JANUARY 1, 2008, IN ACCORDANCE WITH MEXICAN FRS. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A PS.188 MILLION DECREASE IN NET FOREIGN EXCHANGE LOSS, RESULTING PRIMARILY FROM A LOWER AVERAGE AMOUNT OF OUR NET ASSET FOREIGN CURRENCY POSITION COMBINED WITH THE APPRECIATION OF THE MEXICAN PESO, AND A FAVORABLE NET EFFECT FROM DERIVATIVE CONTRACTS TO COVER FOREIGN EXCHANGE RISKS.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, DECREASED BY PS.61.5 MILLION, OR 37%, TO PS.104.6 MILLION IN SECOND QUARTER 2008 COMPARED WITH PS.166.1 MILLION IN SECOND QUARTER 2007. THIS DECREASE REFLECTED PRIMARILY A REDUCTION IN EQUITY IN LOSS OF LA SEXTA, OUR 40% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, AS WELL AS A REDUCTION IN EQUITY IN LOSS OF EMI TELEVISA MUSIC, OUR 50% INTEREST IN A MUSIC RECORDING JOINT VENTURE IN THE UNITED STATES.

INCOME TAXES

INCOME TAXES DECREASED BY PS.0.4 MILLION TO PS.848.5 MILLION IN SECOND QUARTER 2008 FROM PS.848.9 MILLION IN SECOND QUARTER 2007. THIS DECREASE REFLECTED PRIMARILY A REDUCTION IN OUR EFFECTIVE INCOME TAX RATE.

MINORITY INTEREST NET INCOME

MINORITY INTEREST NET INCOME INCREASED BY PS.261.3 MILLION TO PS.478.3 MILLION IN SECOND QUARTER 2008, FROM PS.217 MILLION IN SECOND QUARTER 2007. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY MINORITY EQUITY OWNERS IN OUR SKY SEGMENT, AS WELL AS NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY MINORITY STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT.

OTHER RELEVANT INFORMATION

CABLEMÁS

ON JUNE 1, 2008, WE BEGAN TO CONSOLIDATE THE ASSETS, LIABILITIES, AND RESULTS OF CABLEMÁS, S.A. DE C.V., AND SUBSIDIARIES (“CABLEMÁS”) IN OUR CONSOLIDATED FINANCIAL STATEMENTS. THEREFORE, OUR SECOND QUARTER 2008 RESULTS INCLUDE RESULTS FROM OPERATIONS OF CABLEMÁS FOR ONE MONTH ENDED JUNE 30, 2008. BEFORE JUNE 2008, WE ACCOUNTED FOR OUR INVESTMENT IN CABLEMÁS APPLYING THE EQUITY METHOD. AS A RESULT OF THE CONSOLIDATION OF NET ASSETS AND ONE-MONTH RESULTS OF CABLEMÁS, OUR CONSOLIDATED TOTAL ASSETS, TOTAL LIABILITIES, AND TOTAL DEBT AS OF JUNE 30, 2008, INCREASED BY PS.4,982.4 MILLION, PS.3,777.3 MILLION, AND PS.2,329 MILLION, RESPECTIVELY; AND OUR CONSOLIDATED NET SALES, OPERATING INCOME, AND NET INCOME FOR THE SECOND QUARTER 2008 INCREASED BY PS.253.8 MILLION, PS.36.6 MILLION, AND PS.9.5 MILLION, RESPECTIVELY.

CAPITAL EXPENDITURES AND INVESTMENTS

IN SECOND QUARTER 2008, WE INVESTED APPROXIMATELY US$93 MILLION IN PROPERTY, PLANT, AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$38.9 MILLION FOR OUR SKY SEGMENT, US$19.6 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$8.7 MILLION FOR OUR GAMING BUSINESS, AND US$25.8 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES SEGMENT. IN ADDITION, WE MADE INVESTMENTS RELATED TO OUR 40% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €16.4 MILLION.

DEBT AND SATELLITE TRANSPONDER LEASE OBLIGATION

AMOUNTS AS OF JUNE 30, 2008, ARE STATED IN MILLIONS OF NOMINAL MEXICAN PESOS, AND AMOUNTS AS OF JUNE 30, 2007, ARE STATED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2007.

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.31,189.5 MILLION AND PS.23,001.2 MILLION AS OF JUNE 30, 2008 AND 2007, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,173.2 MILLION AND PS.500.2 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,025.2 MILLION AND PS.1,201.5 MILLION AS OF JUNE 30, 2008 AND 2007, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.97.7 MILLION AND PS.94.1 MILLION, RESPECTIVELY.

ON MAY 6, 2008, WE ISSUED IN THE AGGREGATE PRINCIPAL AMOUNT US$500 MILLION, 6.0% SENIOR NOTES DUE 2018. IN JULY 2008, WE STARTED AN OFFER THAT WILL END IN AUGUST 2008, TO EXCHANGE THESE SENIOR NOTES FOR REGISTERED SENIOR NOTES DUE 2018 UNDER THE US SECURITIES ACT OF 1933.

AS OF JUNE 30, 2008 AND 2007, OUR CONSOLIDATED NET CASH POSITION (CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND LONG-TERM INVESTMENTS LESS TOTAL DEBT) WAS PS.3,081.1 MILLION AND PS.6,100.8 MILLION, RESPECTIVELY. LONG-TERM INVESTMENTS AS OF JUNE 30, 2008 AND 2007, AMOUNTED TO PS.1,240.9 MILLION AND PS.1,204.4 MILLION, RESPECTIVELY.

SHARE BUYBACK PROGRAM

DURING SECOND QUARTER 2008, WE REPURCHASED APPROXIMATELY 2 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.109.3 MILLION. IN APRIL 2008, OUR SHAREHOLDERS APPROVED THE CANCELLATION OF 61.1 MILLION CPOS, WHICH HAD BEEN REPURCHASED BY US IN 2007 AND FIRST QUARTER 2008.

DIVIDEND PAYMENT

IN APRIL 2008, OUR SHAREHOLDERS APPROVED THE PAYMENT OF A DIVIDEND OF PS.0.75 PER CPO, WHICH WAS PAID IN MAY 2008 FOR THE TOTAL AMOUNT OF APPROXIMATELY PS.2,230 MILLION.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN SECOND QUARTER 2008, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 75%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.4%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 72.1%.

OUTLOOK FOR 2008

FOR THE FULL YEAR, WE ESTIMATE THAT BOTH TELEVISION BROADCASTING SALES AND OPERATING SEGMENT INCOME WILL GROW BY APPROXIMATELY 4.5% IN NOMINAL TERMS.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND PUBLISHING DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

               CONSOLIDATED
   Final Printing

GRUPO TELEVISA, S. A. B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.         ACCOUNTING POLICIES:

THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF JUNE 30, 2008 AND 2007, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2007, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX MONTHS ENDED JUNE 30, 2008, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

THE GROUP RECOGNIZED THE EFFECTS OF INFLATION ON ITS CONSOLIDATED FINANCIAL STATEMENTS THROUGH DECEMBER 31, 2007. BEGINNING JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN FRS NIF B-10, EFFECTS OF INFLATION, THE GROUP CEASED RECOGNIZING SUCH EFFECTS ON ITS FINANCIAL INFORMATION. ACCORDINGLY, THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2008, AND FOR THE SIX MONTHS ENDED ON THAT DATE, DO NOT RECOGNIZE THE EFFECTS OF INFLATION BEGINNING JANUARY 1, 2008, AND THE FINANCIAL STATEMENTS AS OF JUNE 30, 2007, AND FOR THE SIX MONTHS ENDED ON THAT DATE ARE STATED IN MEXICAN PESOS OF PURCHASING POWER AS OF DECEMBER 31, 2007.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, CONSISTED OF:

	2008		2007
BUILDINGS	Ps.	9,244,506	Ps.	8,754,980
BUILDING IMPROVEMENTS		1,715,072		1,695,017
TECHNICAL EQUIPMENT		32,284,450		21,477,567
SATELLITE TRANSPONDERS		1,789,890		1,797,511
FURNITURE AND FIXTURES		808,861		605,685
TRANSPORTATION EQUIPMENT		1,608,543		1,321,696
COMPUTER EQUIPMENT		2,424,721		1,708,516
		49,876,043		37,360,972
ACCUMULATED DEPRECIATION		(26,814,200)		(21,100,757)
		23,061,843		16,260,215
LAND		4,538,383		4,124,313
CONSTRUCTION AND PROJECTS IN PROGRESS		1,250,479		1,286,003
	Ps.	28,850,705	Ps.	21,670,531

DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007, WAS PS.1,714,684 AND PS.1,302,539, RESPECTIVELY.

3.         LONG-TERM DEBT SECURITIES:

AS OF JUNE 30, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2008				2007
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS			MEXICAN PESOS	THOUSANDS OF U.S. DOLLARS			MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	742,268	U.S.$	71,951	Ps.	801,828
6.0% SENIOR NOTES DUE 2018 (A)		500,000		5,158,150		-		-
6.625% SENIOR NOTES DUE 2025 (A)		600,000		6,189,780		600,000		6,686,443
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,094,890		300,000		3,343,222
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,642,074
9.375% SENIOR NOTES DUE 2013 (B)		11,251		116,069		11,251		125,381
9.375% SENIOR NOTES DUE 2015 (C)		175,000		1,802,990		-		-
	U.S.$	1,658,202	Ps.	21,604,147	U.S.$	983,202	Ps.	15,598,948

(A) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032 AND 2037, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025 AND 2037, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. AND MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THE SENIOR NOTES DUE 2011, 2025, 2032 AND 2037 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. IN JULY 2008, THE COMPANY STARTED AN OFFER TO EXHANGE ALL OF THE UNREGISTERED SENIOR NOTES DUE 2018 FOR REGISTERED SENIOR NOTES DUE 2018 UNDER THE U.S. SECURITIES ACT OF 1933.

(B) THESE SENIOR NOTES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF SKY. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. SKY MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011, PLUS ACCRUED AND UNPAID INTEREST, IF ANY.

(C)  THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. CABLEMÁS MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES UP TO 35% OF THEIR AGGREGATE PRINCIPAL AMOUNT, AT ANY TIME BEFORE NOVEMBER 15, 2008, WITH PROCEEDS FROM A CAPITAL ISSUANCE. ALSO, CABLEMÁS MAY REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME BEFORE NOVEMBER 15, 2010, AT REDEMPTION PRICES PLUS ACCRUED AND UNPAID INTEREST. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS RELATING TO CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, INCLUDING COVENANTS WITH RESPECT TO LIMITATIONS ON INDEBTEDNESS; RESTRICTED PAYMENTS, INCLUDING DIVIDENDS; INVESTMENTS; SALE OF ASSETS; AND CERTAIN MERGERS AND CONSOLIDATIONS.

4.         CONTINGENCIES

THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.         STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF JUNE 30, IS ANALYZED AS FOLLOWS:

	2008				2007
	NOMINAL PESOS		RESTATED PESOS		NOMINAL PESOS		RESTATED PESOS
CAPITAL STOCK ISSUED	Ps.	2,378,506	Ps.	10,060,950	Ps.	2,427,353	Ps.	10,267,570
ADDITIONAL PAID-IN CAPITAL		3,841,792		4,547,944		3,841,792		4,547,944
LEGAL RESERVE		1,197,574		2,135,423		1,197,574		2,135,423
RESERVE FOR REPURCHASE OF SHARES		—		—		451,293		1,240,869
UNAPPROPRIATED EARNINGS		14,883,283		19,448,198		11,689,624		21,759,463
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES		3,462,837		4,234,741		3,200,184		3,965,729
CUMULATIVE EFFECT OF DEFERRED TAXES		—		—		(2,197,681)		(3,224,437)
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET		—		(1,347,567)		—		(4,037,631)
NET INCOME FOR THE PERIOD		—		2,894,277		—		2,848,141
SHARES REPURCHASED		(4,670,709)		(4,826,062)		(5,800,092)		(6,630,481)
TOTAL MAJORITY STOCKHOLDERS’ EQUITY			Ps.	37,147,904			Ps.	32,872,590

IN APRIL 2008, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE AMOUNT OF UP TO PS.2,276,340, WHICH CONSISTED OF PS.0.75 PER CPO AND  PS.0.00641025641 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2008 IN THE AGGREGATE AMOUNT OF PS.2,229,973; AND (II) THE CANCELLATION OF APPROXIMATELY 7,146.1 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 61.1 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2007 AND 2008.

AS OF JUNE 30, 2008, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	120,182,748,925	8,139,416,560	112,043,332,365
SERIES “B” SHARES	56,262,606,976	4,230,235,047	52,032,371,929
SERIES “D” SHARES	85,758,828,365	2,980,113,064	82,778,715,301
SERIES “L” SHARES	85,758,828,365	2,980,113,064	82,778,715,301
	347,963,012,631	18,329,877,735	329,633,134,896

THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF JUNE 30, 2008, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	179,138,700	—	179,138,700	Ps.	(83,026)
OWNED BY A COMPANY’S SUBSIDIARY (2)	3,060,345,249	537,563,559	3,597,908,808		(951,792)
ACQUIRED BY A COMPANY’S TRUST (3)	6,722,608,113	7,830,222,114	14,552,830,227		(3,467,128)
ADVANCES FOR ACQUISITION OF SHARES (4)	—	—	—		(324,116)
	9,962,092,062	8,367,785,673	18,329,877,735	Ps.	(4,826,062)

(1)	DURING THE SIX MONTHS ENDED JUNE 30, 2008, THE COMPANY REPURCHASED 1,456,146,900 SHARES IN THE FORM OF 12,445,700 CPOS, IN THE AMOUNT OF PS.613,037.
(2)
DURING SIX MONTHS ENDED JUNE 30, 2008, THE COMPANY’S SUBSIDIARY REPURCHASED 58,500,000 SHARES IN THE FORM OF 500,000 CPOS, IN THE AMOUNT OF PS.23,883, IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN. ALSO, IN MARCH 2008 THE GROUP RELEASED 90,441,000 SHARES IN THE FORM OF 773,000 CPOS, IN THE AMOUNT OF PS.5,758, IN CONNECTION WITH THIS PLAN.

(3)
DURING THE SIX MONTHS ENDED JUNE 30, 2008, THE COMPANY REPURCHASED 323,680,500 SHARES IN THE FORM OF 2,766,500 CPOS, IN THE AMOUNT OF PS.138,632, IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN. ALSO, IN JANUARY 2008, THE GROUP RELEASED 1,420,826,355 SHARES, IN THE FORM OF 12,143,815 CPOS, IN THE AMOUNT OF PS.116,481, IN CONNECTION WITH THIS PLAN.

(4)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN MAJORITY STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.57,816 FOR THE SIX MONTHS ENDED JUNE 30, 2008, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS AN ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.         RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES IS OUTSTANDING AS OF JUNE 30, 2008. THE REMAINING BALANCE OF THE RESERVE FOR REPURCHASE OF SHARES IN THE AMOUNT OF PS.1,240,869 AS OF DECEMBER 31, 2007, WAS USED IN APRIL 2008, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY (SEE NOTE 5).

 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.        INTEGRAL RESULT OF FINANCING:

INTEGRAL COST OF FINANCING FOR THE SIX MONTHS ENDED JUNE 30, CONSISTED OF:

	2008		2007
INTEREST EXPENSE (1)	Ps.	1,153,827	Ps.	944,087
INTEREST INCOME		(781,341)		(851,239)
FOREIGN EXCHANGE (GAIN) LOSS, NET (2)		371,686		(29,302)
LOSS FROM MONETARY POSITION, NET (3)		—		8,767
	Ps.	744,172	Ps.	72,313

(1)
INTEREST EXPENSE INCLUDES IN 2008 AND 2007, A NET GAIN FROM RELATED DERIVATIVE CONTRACTS OF PS.142,921 AND PS.43,361, RESPECTIVELY, AND IN 2007, PS.13,034, DERIVED FROM THE UDI INDEX RESTATEMENT OF THE COMPANY’S UDI-DENOMINATED DEBT SECURITIES.

(2)	INCLUDES IN 2008 AND 2007 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.234,425 AND PS.14,051, RESPECTIVELY.
(3)
IN 2007, THE LOSS FROM MONETARY POSITION REPRESENTED THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH.

8.         DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30, WAS DERIVED FROM:

	2008		2007
ASSETS:
ACCRUED LIABILITIES	Ps.	610,669	Ps.	683,351
GOODWILL		1,017,575		807,452
TAX LOSS CARRYFORWARDS		906,268		1,345,197
ALLOWANCE FOR DOUBTFUL ACCOUNTS		298,246		295,092
CUSTOMER ADVANCES		1,330,195		1,196,774
OTHER ITEMS		230,964		192,164
		4,393,917		4,520,030
LIABILITIES:
INVENTORIES		(423,778)		(552,900)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,570,007)		(971,506)
OTHER ITEMS		(1,546,485)		(1,148,445)
INNOVA		(525,164)		(923,766)
		(4,065,434)		(3,596,617)
DEFERRED-INCOME TAXES OF MEXICAN COMPANIES		328,483		923,413
DEFERRED TAX OF FOREIGN SUBSIDIARIES		763,907		(119,690)
ASSETS TAX		1,498,581		1,455,383
VALUATION ALLOWANCE		(3,920,804)		(3,428,541)
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS	Ps.	(1,329,833)	Ps.	(1,169,435)

9.         DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007.

10.       QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2008, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)					RESTATED NET RESULT
QUARTER	ACCUMULATED		QUARTER		INDEX AT END OF PERIOD	ACCUMULATED		QUARTER
3/ 07	Ps.	5,169,551	Ps.	2,363,939	123.689	Ps.	5,247,911	Ps.	2,399,770
4/ 07		8,082,463		2,834,552	125.564		8,082,463		2,834,552
1/ 08		1,053,548		1,053,548	—		1,053,548		1,053,548
2/ 08		2,894,277		1,840,729	—		2,894,277		1,840,729

(1)	AS REPORTED IN EACH QUARTER.

11.       INFORMATION BY SEGMENTS:

INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007, WERE AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
JUNE 2008:
TELEVISION BROADCASTING	Ps.	9,173,416	Ps.	200,129	Ps.	8,973,287	Ps.	4,221,323
PAY TELEVISION NETWORKS		978,284		251,809		726,475		613,198
PROGRAMMING EXPORTS		1,149,536		610		1,148,926		510,321
PUBLISHING		1,654,651		8,548		1,646,103		222,716
PUBLISHING DISTRIBUTION		233,896		5,954		227,942		7,388
SKY		4,453,122		41,591		4,411,531		2,210,873
CABLE AND TELECOM		2,460,864		917		2,459,947		777,747
OTHER BUSINESSES		1,477,473		30,010		1,447,463		(31,724)
SEGMENTS TOTALS		21,581,242		539,568		21,041,674		8,531,842
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(539,568)		(539,568)		—		(182,880)
DEPRECIATION AND AMORTIZATION EXPENSE		—		—		—		(1,956,076)
CONSOLIDATED TOTALS	Ps.	21,041,674	Ps.	—	Ps.	21,041,674	Ps.	6,392,886	(1)

JUNE 2007:
TELEVISION BROADCASTING	Ps.	9,018,235	Ps.	191,995	Ps.	8,826,240	Ps.	4,136,879
PAY TELEVISION NETWORKS		859,527		255,627		603,900		515,474
PROGRAMMING EXPORTS		1,137,815		—		1,137,815		534,622
PUBLISHING		1,424,456		7,882		1,416,574		214,947
PUBLISHING DISTRIBUTION		236,869		6,587		230,282		23,993
SKY		4,131,815		26,398		4,105,417		2,015,067
CABLE AND TELECOM		1,171,879		1,773		1,170,106		440,972
OTHER BUSINESSES		1,118,213		34,764		1,083,449		(191,043)
SEGMENT TOTALS		19,098,809		525,026		18,573,783		7,690,911
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(525,026)		(525,026)		—		(189,175)
DEPRECIATION AND AMORTIZATION EXPENSE		—		—		—		(1,483,323)
CONSOLIDATED TOTALS	Ps.	18,573,783	Ps.	—	Ps.	18,573,783	Ps.	6,018,413	(1)

(1)	THIS TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

12.       INVESTMENTS:

            IN THE SIX MONTHS ENDED JUNE 30, 2008, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, IN THE AGGREGATE AMOUNT OF €24.8 MILLION (PS.404,474).

13.       ALVAFIG AND CABLEMÁS

            IN MAY 2008, THE MEXICAN ANTITRUST COMMISSION ANNOUNCED THAT THE GROUP HAD COMPLIED WITH CERTAIN REQUIRED REGULATORY CONDITIONS TO ACQUIRE 49% OF THE VOTING SHARES OF CABLEMÁS, S.A. DE C.V. (“CABLEMÁS”) OWNED BY ALVAFIG, S.A. DE C.V. (“ALVAFIG”), AND AUTHORIZED THE CONVERSION OF DEBENTURES ISSUED BY ALVAFIG AND HELD BY PAXIA, S.A. DE C.V. (“PAXIA”), A DIRECT SUBSIDIARY OF THE COMPANY, INTO 99.99% OF THE CAPITAL STOCK OF ALVAFIG. THIS CONVERSION WAS EFFECTED BY PAXIA AND ALVAFIG IN MAY 2008.

            BEGINNING IN JUNE 2008, ALVAFIG HAS THE RIGHT TO DESIGNATE THE MAJORITY OF THE MEMBERS OF THE BOARD OF DIRECTORS OF CABLEMÁS. IN CONJUNCTION WITH THIS RIGHT, AS WELL AS OTHER CONSIDERATIONS,  EFFECTIVE JUNE 1, 2008, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS FROM OPERATIONS OF CABLEMÁS IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN CABLEMÁS BY APPLYING THE EQUITY METHOD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 23, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President